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                                                                    Exhibit 11.1

                          LaSalle Re Holdings Limited
            STATEMENT OF COMPUTATION OF NET INCOME PER COMMON SHARE

               (Expressed in thousands of United States Dollars
              except for number of shares and earnings per share)

                                                 Quarter ended                 Six months
                                                 March 31, 1997           ended March 31, 1997
                                                 --------------           --------------------
                                                             Fully                       Fully
                                             Primary        Diluted       Primary       Diluted
                                             -------        -------       -------       -------
Net income before minority interest: (1)        32,698         32,698        60,745        60,745
Preferred dividend                                 (73)           (73)          (73)          (73)
                                           -----------    -----------   -----------   -----------
Net income available to common
  shareholders                                  32,625         32,625        60,672        60,672
                                           ===========    ===========   ===========   ===========

Number of shares:

Weighted average shares                     16,517,462     16,517,462    16,517,280    16,517,280
outstanding
Exchangeable non-voting shares       (1)     6,210,180      6,210,180     6,210,180     6,210,180
Incremental shares of outstanding            1,552,005      1,552,005     1,445,337     1,543,769
stock options                        (2)
Incremental shares of outstanding               68,833         63,953        57,313        63,953
stock appreciation rights            (3)
                                           -----------    -----------   -----------   -----------
                                            24,343,480     24,343,600    24,230,110    24,335,182
                                           ===========    ===========   ===========   ===========
Earnings per share:                               1.34           1.34          2.50          2.49

(1) The holders of exchangeable non-voting shares in LaSalle Re Limited, which represents the minority interest, generally can exchange these shares at any time, on a one for one basis, for common shares in LaSalle Re Holdings Limited. For purposes of the computation of net income per common share, these shares have been treated as common share equivalents.

(2) As of March 31, 1997, the Company had 2,499,348 options outstanding. The dilution would be the equivalent of approximately 1,552,005 shares for the quarter and 1,445,337 for the six months ended March 31, 1997, using the treasury stock method, based on market price.

(3) As of March 31, 1997, the Company had granted 340,872 stock appreciation rights. The dilution would be the equivalent of approximately 63,833 shares for the quarter ended March 31, 1997 and 57,313 for the six months March 31, 1997, using the treasury method, based on market price.

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